Exhibit 4(A).2

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (“Agreement”), dated as of August 6, 2012, by and between Phenogen Sciences Inc., a Delaware corporation (the “Company”) and a wholly-owned subsidiary of Genetic Technologies Limited (hereinafter referred to together with the Company and its other subsidiaries and affiliates, the “GTG Group”), and Mark Ostrowski (the “Executive”) of 586 Notre Dame St, Grosse Pointe, MI 48230.

W I T N E S S E T H :

WHEREAS, the Executive has certain experiences relating to the business of the Company; and

WHEREAS, the Company desires to retain the services of the Executive; and

WHEREAS, the Company and the Executive desire to enter into this Agreement to set forth the terms and conditions of the employment relationship between the Company and the Executive;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.                                       Nature of Employment.

(a)                                    The Company hereby engages the Executive as a full-time employee to hold the office of Senior Vice President Sales & Marketing Molecular Diagnostics for the term of the Agreement (the “Employment Period”), and the Executive accepts such employment, on the terms and conditions set forth in this Agreement.  Throughout the Employment Period, subject to the direction of the GTG Group Chief Executive Officer (“CEO”), the Executive shall perform and discharge well and faithfully the duties associated with the position and that may be assigned to him from time to time by the Company in connection with the Senior Vice President Sales & Marketing Molecular Diagnostics position.  If the Executive is elected or appointed a director of the Company or any subsidiary or affiliate thereof during the Employment Period, the Executive will serve in such capacity without further compensation, unless otherwise specified. During his employment, the Executive will report to the GTG Group CEO.

(b)                                    Your ordinary hours of work will be 37.5  hours a week averaged over a 12 month period. However, the Company may require you to work reasonable additional hours to perform your duties in a satisfactory manner.  Your remuneration includes compensation for work outside normal hours and you will not be entitled to any additional remuneration or other benefit for work outside these hours. Throughout the Employment Period, the Executive will: (i) devote the Executive’s full employment energies, interests, abilities and time to the performance of the Executive’s duties (as further defined in the Executive’s Position Description, as agreed between the parties and updated from time to time, which shall be incorporated herein by reference) and shall not render to others any service of any kind for compensation, unless the Executive receives written consent of the Company; (ii) not engage in any business activities that are directly or indirectly competitive with any business conducted by the Company or any of its subsidiaries or affiliates; (iii) observe and carry out such reasonable rules, regulations, policies, directions and restrictions as may be established from time to time, including but not limited to, the standard policies and procedures of the Company as in effect from time to time; and (iv) do such traveling as may reasonably be required in connection with the performance of such duties and responsibilities.

(c)                                     Notwithstanding the foregoing, the Executive may manage personal investments; provided that such activities do not individually or in the aggregate conflict or interfere with the performance of Executive’s duties under this Agreement.

(d)                                    The Executive acknowledges that Sections 5, 6 and 7 of this Agreement contain non-competition and non-disclosure or proprietary information provisions, and the Executive agrees to comply with these provisions. The Executive understands that entering into and complying with these provisions is a condition to the Executive’s continued employment with the Company and that failure to comply with the terms and conditions of these provisions may result in termination “for cause” under this Agreement.

2.                                       Compensation and Benefits

(a)                                    Salary.   The Executive shall receive an annual salary in the amount of $220,000, less statutory and customary deductions, which shall be payable on the first and fifteenth of each month (bi-monthly) (“Salary”). The Executive’s remuneration will be reviewed on the six month anniversary of the Start Date; and, pending the successful outcome of the six month review, the Executive’s salary shall be increased to $250,000.  Salary reviews shall be on an annual basis thereafter, or such other times as the Company may determine in its sole discretion, together with a performance appraisal. Any increase in the Executive’s compensation is at the sole discretion of the Company.

(b)                                    Bonus.   In addition to the Salary, the Executive may receive a discretionary bonus (the “Bonus”) of up to $50,000  as solely determined by the Company, based on achieving exceptional performance in relation to key performance indicators to be mutually agreed upon in writing and signed by the Executive and the Company.  Notwithstanding the forgoing, the failure of the Company to award a Bonus and/or other incentive compensation, in its sole discretion, shall not give rise to any claim against the Company.

(c)                                     Stock Options.   During the Employment Period, the Executive shall be eligible to participate in the Company’s long term incentive plan (stock option program) at a level commensurate with a senior executive of the Company reporting directly to the CEO. Participation shall be subject to and set out in the Rules governing the Genetic Technologies Limited Employee Option Plan as modified by the Company from time to time.

(d)                                    Fringe Benefits.   The Company shall also make available to the Executive, throughout the period of his employment hereunder benefits made generally available to its employees in the United States, if any, including but not limited to health care, dental, disability insurance, and 401(k) retirement savings plan, provided, however, that nothing herein contained shall be deemed to require the Company to adopt or maintain any particular plan or policy or restrict the right of the Company or any of its affiliates to amend, modify, or terminate any such benefit plan, policy or arrangement.

(e)                                     Expenses.   The Company will provide the Executive with a Phone/Mobile Handset (or equivalent device) and a laptop computer, and the Company will reimburse the Executive for all reasonable costs associated with these items. Additionally, the Company shall reimburse the Executive, upon delivery by the Executive to the Company of all appropriate receipts and vouchers therefor, for any reasonable out-of-pocket business expenses, which are pre-approved by the Company in writing, and incurred by the Executive in connection with the performance of his duties hereunder and costs associated with promoting the Company’s business such as travel, meals, accommodation, and other reasonable out-of-pocket expenses, in accordance with the Company’s standard policies and procedures (including but not limited to the Company’s travel and out of pocket expenses policies) in effect as modified by the Company from time to time. The Company will also reimburse the Executive for mileage associated with promoting the Company’s business according to Company policy (but not for travel to and from the workplace).

3.                                    Vacation, Personal Days and Sick Days

The Executive will be entitled to twenty (20) days of vacation each year during the Employment Period, to be taken at such time or times as shall be mutually agreed upon between Executive and the Company’s CEO, and the Executive’s vacations must be approved in advance by the GTG Group’s CEO. Unused vacation time may be carried over to the following year but may not exceed thirty (30) days of vacation. The Executive will also be entitled to ten (10) days of personal leave. Unused personal days may be carried over to the following year, but accrued unused personal days will not be paid out upon termination of the Agreement.  The Executive shall also receive annual holidays in accordance with the Company’s standard policies and procedures as updated from time to time.

4.                                       Term and Termination of Employment.

(a)                                    Term: Subject to prior termination in accordance with this Section 4 below, the term of this Agreement and the Executive’s employment hereunder shall commence on September 7, 2012 (the “Start Date”) and shall continue until terminated by either party in accordance with this Agreement.  Upon termination of employment for any reason, the Executive will take all steps and sign any and all documentation to effectuate his resignation from all offices the Executive holds with the Company and/or the Company’s (or subsidiaries or affiliates) Board of Directors.

(b)                                    By Company With Cause.

(1)                                 During the Employment Period, the Company may terminate Executive’s employment at any time for cause.

(2)                                 As used herein, the term “for cause” shall include but is not limited to: (i) any willful and material breach of this Agreement by the Executive; (ii) any willful or gross neglect by the Executive of his duties and responsibilities hereunder; (iii) any fraud, criminal misconduct, breach of fiduciary duty, dishonesty, or gross and willful misconduct by the

Executive in connection with the performance of his duties and responsibilities hereunder; (iv) the Executive being legally intoxicated or under the influence of illegal or illegally obtained drugs during business hours or being habitually drunk or addicted to drugs (provided that this shall not restrict the Executive from taking physician-prescribed medication in accordance with the applicable prescription); (v) the commission by the Executive of any felony or crime of moral turpitude; (vi) any action by the Executive which may materially impair or damage the reputation of the Company; (vii)  insubordinate disregard of any lawful direction given to the Executive by the GTG Group’s CEO or the Board of Directors; or (viii) repeated failure or refusal to comply with the Company’s policies and procedures.

(3)                                     Upon termination by Company for cause, Executive shall be entitled only to accrued and unpaid Salary through the date of termination and payment for any unused vacation leave accrued through the date of termination of employment.

(c)                                     By Either Party Without Cause Upon Three (3) Months Notice

During the Employment Period, the Company or the Executive may terminate the Agreement by giving three (3) months’ written notice of termination to the other party (the “Notice Period”).  The Executive’s termination shall not be effective until the end of the applicable Notice Period. The Company, at its sole discretion, may elect to make a payment in lieu of all or part of any such Notice Period or require the Executive to not attend or come into the office and/or perform any duties during all or part of the Notice Period. The Company shall not be required to provide any notice to Executive if Executive is terminated for Cause (as defined above). Upon termination of the Notice Period, the Executive shall be entitled only to accrued and unpaid Salary through the date of termination and payment for any unused vacation leave accrued through the date of termination of employment

(e)                                     Termination of Employment by Reason of Death.

The Agreement shall terminate on the date of Executive’s death, in which event Salary and benefits owing to Executive through the date of Executive’s death shall be paid to his estate. Executive’s estate will not be entitled to any other compensation under this Agreement.

(f)                                      Termination of Employment by Reason of Disability.

(1)                                 As used herein, the term “disability” shall mean, and be limited to, any physical or mental illness, disability or impairment that prevents or may reasonably be expected to prevent the Executive from continuing for the performance of his normal duties and responsibilities hereunder for a period of sixty (60) days in the aggregate during any twelve (12) month period.

(2)                                 Upon any termination of this Agreement as hereinabove provided (for a disability), the Company’s obligations under this Agreement to pay further compensation shall cease forthwith, except that Executive shall be entitled to receive Salary, benefits, and approved reimbursable expenses owing to Executive through the date of termination of employment. The Company shall have no further obligation to Executive.

(g)                                     In the event of a termination of employment for any reason, all unvested stock options shall be void as of the date of termination and have no further effect.

5.                                       Nondisclosure of Confidential and Proprietary Information

(a)                                    The Executive acknowledges that during the term of the Employment Period, Executive will have access to and possession of trade secret, confidential information, and proprietary information (collectively, as defined more extensively below, “Confidential Information”) of the Company, the GTG Group, and their respective clients.  The Executive recognizes and acknowledges that this Confidential Information is valuable, special, and unique to the Company’s business, and that access to and knowledge thereof are essential to the performance of the Executive’s duties to the Company.  During the Employment Period and thereafter, Executive will keep secret and will not use or disclose to any person or entity other than the Company, in any fashion or for any purpose whatsoever, any Confidential Information relating to the Company, its parents, subsidiaries, affiliates, or its clients, except at the request or the Company.

(b)                                    The term “Confidential Information” means confidential data and confidential information relating to the business of the Company, the GTG Group and their respective clients, that is or has been disclosed to Executive or of which Executive became aware as a consequence of or through Executive’s employment with the Company and that has value to the Company and is not generally known to the competitors of the Company and includes but is not limited to information written, in digital form, in graphic form, electronically stored, orally transmitted or memorized concerning the Company’s business or operations plans, strategies, portfolio, prospects or objectives, technical or market analyses, structure, products, product development or specifications, interest in activities carried on by the Company, technology, distribution, trading, sales, services, research data, support and marketing plans, practices, and operation, research and development, financial records and information, and client lists.

(c)                                     The Executive further recognizes that the Company has received and in the future will receive from third parties confidential or proprietary information (“Third Party Information”) subject to a duty on the Company’s or the GTG Group’s part to maintain the confidentiality of such information and to use it only for certain limited purposes.  During the Employment Period and thereafter, Executive will hold Third Party Information in the strictest confidence and will not disclose to anyone (other than Company personnel who need to know such information in connection with their work for the Company) or use, except in connection with work for the Company, Third Party Information unless expressly authorized by the Company in writing.

(d)                                    The Executive further agrees to store and maintain all Confidential Information in a secure place.  On the termination of the relationship, the Executive agrees to deliver all records, data, information, and other documents produced or acquired during the Employment Period, and all copies thereof, to the Company.  Such material at all times will remain the exclusive property of the Company, unless otherwise agreed to in writing by the Company. Upon termination of the relationship, the Executive agrees to make no further use of any Confidential Information on the Executive’s own behalf or on behalf of any other person or entity other than the Company.

(e)                                     At no time will the Executive improperly use or disclose any confidential information or trade secrets, if any, of any former employer or any other person to whom the Executive has an obligation of confidentiality, nor bring onto the premises of the Company any unpublished documents or any property belonging to any former employer or any other person to whom the Executive has an obligation of confidentiality unless consented to in writing by that former employer or person.

6.                                    Assignment Of Inventions and Intellectual Property

In consideration of the Executive’s employment, the Executive acknowledges and agrees that the Company shall have exclusive, unlimited ownership rights to all materials, information and other items created, prepared, derived or developed in connection with or arising from the Executive’s employment relationship with the Company (or engagement with any member of the Company), whether individually or jointly with others, whether original or considered enhancements, improvement or modifications, whether or not completed, and whether or not protectable as trade secrets, service or trademarks, or through patent, copyright, mask work or any other intellectual, industrial or other form of property protection or proprietary rights (“Inventions”). The Executive further agrees that all Inventions shall be deemed made in the course and scope of the Executive’s employment with the Company and shall belong exclusively to the Company, with the Company having the sole right to obtain, hold and renew, in its own name and for its own benefit, all registrations and other protections that may be available by contract, license, law, equity and/or regulation. To the extent that exclusive title or ownership rights do not originally vest in the Company as contemplated, the Executive hereby irrevocably assigns, transfers and conveys (and agrees to assign, transfer and convey in the future) to the Company all such rights. The Executive agrees to give the Company all reasonable assistance and execute all documents reasonably necessary to assist and enable the Company to perfect, preserve, enforce, register and record its rights, without additional payment to the Executive.

7.                                    Agreement Not to Compete

(a)                                    The Executive agrees with the Company that the services which the Executive will render during the Employment Period are unique, special and of extraordinary character, that the Company will be substantially dependent upon such services to develop and market its products and to earn a profit, and that the application of the Executive’s knowledge and services to any competitive business would be substantially detrimental to the Company. Accordingly, in consideration for employment by the Company and compensation and other benefits pursuant to this Agreement, the Executive will not compete or interfere with those entities within the Company or any affiliate of the Company (or any of their successors or assigns), directly or indirectly during the Employment Period or for the six (6) month period following termination of the Executive’s employment (the “Restricted Period”) that the Executive had material contact or dealings with during the course of the Executive’s employment or where the Executive had access to confidential information concerning that entity during the course of the Executive’s employment (“Relevant GTG Entities”), anywhere in the USA, Europe, Australia, or anywhere that the Company conducts business.

The term “compete” as used herein means to engage in, assist, or have any interest in, including without limitation as a principal, consultant, employee, owner, shareholder, director, officer, partner, member, advisor, agent, or financier, any entity that is, or that is about to become engaged in, any activity that is in competition with, or competes with any of the Relevant GTG Entities.

(b)                                    Furthermore, during the Restricted Period, the Executive shall not, directly or indirectly, with respect to the Relevant GTG Entities (including any parents, subsidiaries or affiliates of the Company), or any successors or assigns:

1.                                          Solicit any of the Relevant GTG Entities’ customers (including any person or entity which prior to termination of the Agreement was a customer, client, supplier, agent, distributor, officer or employee of the Company, or its parents, subsidiaries, or affiliates) on the Company’s behalf, or direct any current or prospective customer to anyone other than the Company for goods or services that the Company provides;

2.                                          Directly or indirectly influence any of the Relevant GTG Entities’ employees to terminate their employment with the Company or accept employment with any of the Company’s competitors; or

3.                                          Interfere with any of the Relevant GTG Entities’ business relationships, including without limitation those with customers, suppliers, consultants, attorneys, or other agents, whether or not evidenced by written or oral agreements.

(c)                                     The Executive agrees that any breach of this Section 7 shall cause the Company substantial and irrevocable damage and therefore, in the event of any such breach, the Executive agrees that (i) the Executive shall not be entitled to any further payments due under the terms of this Agreement, and (ii) any stock option granted but not exercised shall be void and have no further force or effect. Furthermore, in addition to any other remedies that may be available, the Company shall have the right to seek specific performance and injunctive relief as set forth in Section 9, without the need to post a bond or other security.

(d)                                    The Executive further acknowledges and agrees that such covenants are reasonable and necessary in terms of time, area and line of business to protect the Company’s legitimate business interests, which include its interests in protecting the Company’s (i) valuable Confidential Information, (ii) substantial relationships with customers, and (iii) customer goodwill associated with the ongoing business of the Company. To the extent that the covenant provided for in this Section may later be deemed by a court to be too broad to be enforced with respect to its duration or with respect to any particular activity or geographic area, the court making such determination shall have the power to reduce the duration or scope of the provision, and to add or delete specific words or phrases to or from the provision.  The provision as modified shall then be enforced.

(e)                                     The Executive further acknowledges that the covenants contained in this Section 7 are a material part of this Agreement and if this Agreement is terminated for any reason, Executive will be able to earn a livelihood without violating these provisions.

8.                                    Return of Company Property

When the Executive leaves the employ of the Company, the Executive will deliver to the Company (and will not keep in his possession, recreate or deliver to anyone else) any and all devices, records, recordings, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, materials, computer materials, laptop, PDA, Phone, equipment, other documents or property, together with all copies thereof (in whatever medium recorded), belonging to the Company, its successors or assigns. The Executive further agrees that any property situated on the Company’s premises and owned by the Company, including computer disks and other digital, analog or hard copy storage media, filing cabinets or other work areas, is subject to inspection by Company personnel at any time with or without notice.

9.                                    Legal and Equitable Remedies

Because the Executive’s services are personal and unique and because the Executive may have access to and become acquainted with the Confidential Information of the Company, and because the parties agree that irrepressible harm would result in the event of a breach of Sections 5, 6, 7 and 8 by the Executive, the Company may not have an adequate remedy at law, the Company will have the right to enforce Sections 5, 6, 7 and 8 and any of their provisions by injunction, restraining order, specific performance or other injunction relief, without bond, and without prejudice to any other rights and remedies that the Company may have for a breach of this Agreement.  The Company’s remedies under this Section 9 are not exclusive and shall not prejudice or prohibit any other rights or remedies under this Agreement or otherwise.

10.                                No Conflicting Obligations

The Executive represents that Executive’s compliance with the terms of this Agreement and Executive’s performance as an executive of the Company does not and shall not breach any agreement to keep in confidence information acquired by the Executive in confidence or in trust prior to employment by the Company. The Executive has not entered into, and agrees not to enter into, any agreement, either written or oral, in conflict herewith.

11.                                Notification of New Employer

In the event that the Executive leaves the employ of the Company, the Executive hereby agrees to notify the Executive’s new employer of those obligations that are continuing under this Agreement after termination.

12.                                Notices

Any notice of communication permitted or required by this Agreement shall be in writing and delivered personally or via overnight courier or certified mail, return receipt requested:

If to the Company:	c/o Genetic Technologies Limited
PO Box 115

Fitzroy Victoria 3065 Australia
Attention: The Chief Executive Officer

If to the Executive:	Mark Ostrowski
586 Notre Dame St
Grosse Pointe MI 48230

13.                                General

(a)                                    No waiver by the Company of any breach of this Agreement will be a waiver of any preceding or subsequent breach. No waiver by the Company of any right under this Agreement will be construed as a waiver of any other right. The Company will not be required to give notice to enforce strict adherence to all terms of this Agreement.

(b)                                    Neither this Agreement, nor any of the Executive’s rights, powers, duties, or obligations hereunder, may be assigned by the Executive. This Agreement shall be binding upon and inure to the benefit of Executive and Executive’s heirs and legal representatives and the Company and its successors. Successors of the Company shall include, without limitation, any company or companies acquiring, directly or indirectly, all or substantially all of the assets of the Company, whether by merger, consolidation, purchase, lease or otherwise, and successor shall thereafter be deemed “the Company” for the purpose hereof.

(c)                                     The captions and Section headings used in this Agreement are for convenience of reference only, and will not affect the construction or interpretation of this Agreement or any of the provisions hereof.

(d)                                    The validity and construction of this Agreement or any of its provisions will be governed by and constructed in accordance with the laws of the State of North Carolina without regard to its conflicts of law.  Each of the parties hereto submits to the exclusive jurisdiction of the United States District Court for the Western District of North Carolina, or if such court lacks subject matter jurisdiction, to the jurisdiction of the Supreme Court of the State of North Carolina, County of Iredell.  Each of the parties hereto specifically waives any objection that it may otherwise have to the jurisdiction or venue of any such Courts or that such Courts are an inconvenient forum and acknowledges that service of process may be made by mailing a copy thereof in accordance with the provisions of Section 12. However, any dispute arising under, out of, in connection with, or in relation to: the Executive’s employment with the Company; the termination of that employment; this Agreement, or the making, validity, interpretation or breach thereof, will be determined and settled by arbitration before a single arbitrator at the offices of the American Arbitration Association (“AAA”) pursuant to the employment dispute rules then in effect of the AAA.  Any award rendered will be final and conclusive upon the parties, and judgment thereon may be entered in any court of competent jurisdiction.  The arbitrator will have no authority to add to or to modify any provision of this Agreement. Nothing in this Section 13(d) will preclude the Company from obtaining injunctive relief as set forth in Section 9 above.

(e)                                     This Agreement may be executed in counterparts, each of which will be deemed to be an original hereof, but all of which together will constitute one and the same instrument.

(f)                                      This Agreement constitutes the sole and entire agreement and understanding between the parties hereto as to the subject matter hereof, and supersedes all prior discussions, agreements and understandings of every kind and nature between them as to such subject matter specifically excluding the Consultancy Agreement executed between the parties which shall expire on 6 September 2012.

(g)                                     This Agreement is intended for the sole and exclusive benefit of the parties hereto and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns, and no other person or entity will have any right to rely on this Agreement or to claim or derive any benefit herefrom absent the express written consent of the party to be charged with such reliance or benefit.

(h)                                    If any provision of this Agreement is held invalid or unenforceable, either in its entirety or by virtue of its scope or application to given circumstances, such provision will thereupon be deemed modified only to the extent necessary to render same valid, or not applicable to given circumstances, or excised from this Agreement, as the situation may require; and this Agreement will be construed and enforced as if such provision had been included herein as so modified in scope or application, or had not been included herein, as the case may be.

(i)                                        The provisions of this Agreement will survive the termination of the Executive’s employment and the assignment of this Agreement by the Company to any successor in interest or other assignee.

The Executive has read this Agreement carefully and fully understands its terms.

IN WITNESS THEREOF, the parties have executed and delivered this Agreement on the date first written above.

Phenogen Sciences Inc.

By:	/s/ Dr Paul D R MacLeman
	Name:	Dr Paul D R MacLeman
	Title:	Director

Mark Ostrowski